EXHIBIT 99.1

Westport Fuel Systems Reports Second Quarter 2017 Financial Results

Enhanced Liquidity and Continued Execution on Stated Goals

VANCOUVER, B.C., Aug. 14, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) reported financial results for the second quarter ended June 30, 2017, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"A year ago, we set a very specific goal to transform the company into a profitable and sustainable organization," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "We have made substantial progress in meeting this goal and believe we now have the fundamentals in place to unlock the value of our technology, assets and people.”

“In the first year of the new leadership team, we have achieved $30 million of run-rate merger cost savings a year ahead of schedule; have sold non-core assets generating in excess of $100 million in cash; have improved Q2 2017 adjusted EBITDA by 54% compared to the same period last year; and are on track for the launch of the Westport High Pressure Direct Injection 2.0 ("WestportTM HPDI 2.0")," added Gougarty.

"The second quarter results are in line with our expectations, but further steps are being taken to align our operating costs with revenue," stated Gougarty. "We will continue to work with urgency and take actions that can deliver maximum value to customers, employees and shareholders."

Q2 2017 CONSOLIDATED FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2017	2016[1, 2]	2017	2016[1, 2]
Consolidated Revenues	$62.1	$37.2	$122.1	$61.2
Consolidated Gross Margin	15.8	8.2	33.3	14.5
Consolidated Gross Margin %	25.4%	21.9%	27.3%	23.7%
Consolidated Operating Expenses	32.1	46.2	61.6	75.7
Income from Unconsolidated Joint Ventures	5.3	1.4	7.0	2.2
Net income (loss) from Continuing Operations	$(13.3)	$3.4	$(26.2)	$(21.1)
Net income (loss) per Share from Continuing Operations	$(0.12)	$0.04	$(0.24)	$(0.29)
Cash and Short-term Investments Balance	$87.7	$71.2	$87.7	$71.2

[1] The three months and six months ended June 30, 2016 includes one month of Fuel Systems Solutions, Inc. ("Fuel Systems").

[2] Net income for the 2016 periods include a one-time non-cash gain of $42.9 million related to the merger with Fuel Systems. Excluding the gain, Westport Fuel Systems net loss for the quarter ended June 30, 2016 would have been $39.5 million and the net loss for the six months ended June 30, 2016 would have been $64.0 million.

  Consolidated revenues for the quarter ended June 30, 2017, was $62.1 million compared with $37.2 million for the same period last year mainly due to the addition of Fuel Systems' revenue as a result of the merger. The 2017 quarter has a full three months of Fuel Systems' revenue versus only one month for the comparative 2016 quarter.

  Consolidated gross margin for the quarter ended June 30, 2017 was $15.8 million or 25.4% of revenue, compared with $8.2 million or 21.9% of revenue for the same period last year. The increase in gross margin and gross margin percentage is due to the addition of Fuel Systems' gross margin as a result of the merger and a $1.1 million favourable warranty adjustment related to Westport's automotive business.

  Consolidated operating expenses were $32.1 million for the quarter ended June 30, 2017, a decrease of 30.5% from $46.2 million in the same period last year. The current quarter included a full quarter of Fuel Systems' operating expenses versus only one month for the 2016 period. Despite this, research & development ("R&D") and selling, general and administrative ("SG&A") expenses decreased 9% in the three months ended June 30, 2017 compared to the three months ended June 30, 2016. This decrease was primarily the result of expense rationalization, headcount reductions, facility closures and one time merger related costs in the 2016 period.

  Net loss from continuing operations for the quarter ended June 30, 2017, was $13.3 million or a loss of $0.12 per share, compared with net income of $3.4 million or $0.04 per share in the same period last year. Net income for the quarter ended June 30, 2016 included a one-time non-cash gain of $42.9 million related to the merger. Excluding the gain, Westport Fuel Systems net loss for the quarter ended June 30, 2016 would have been $39.5 million. As a result, net loss from continuing operations for the quarter ended June 30, 2017 improved by 66% compared to the same period last year.

Effective first quarter 2017, the previously reported Industrial business segment has been reclassified to Discontinued Operations.

"We have made substantial progress in strengthening our balance sheet in the second quarter of 2017 and ended the quarter with $87.7 million in cash," said Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems. "The successful completion of the sale of the industrial business assets, which generated $87.5 million, combined with the recent equity issuance with gross proceeds of $28.7 million, has further improved our liquidity. Given our improved financial situation and outlook, on August 8 we sent an offer to the holders of our outstanding debentures to either sell their debentures or consent to the extension of the maturity date for an additional three years. We will continue to take the necessary steps to put the company on a sustainable path to achieve positive adjusted EBITDA."

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
($ in millions, except unit amounts)	Three months ended June 30,		Increase / Decrease	Six months ended June 30,		Increase / Decrease
	2017	2016 (Adjusted)[1]		2017	2016 (Adjusted)[1]
Units	2,037	2,061	(1.2)%	3,777	3,708	1.9%
Revenue	$79.5	$73.6	8.0%	$150.2	$138.6	8.4%
Gross Margin	28.6	21.0	36.2%	50.3	40.4	24.5%
Gross Margin %	36.0%	28.5%	26.3%	33.5%	29.1%	15.1%
Operating Expenses	12.3	17.4	(29.3)%	29.1	33.3	(12.6)%
Segment Operating Income	16.3	3.7	340.5%	21.3	7.1	200.0%
Westport Fuel Systems 50% Interest	$5.3	$1.4	278.6%	$7.1	$2.6	173.1%

[1] 2016 adjusted for change in accounting policy at CWI.

  Revenue was $79.5 million on 2,037 units for the quarter ended June 30, 2017, an increase of 8.0% in revenue over the same period last year due to an increase in parts revenue attributed to the increase in the natural gas engine population in service. The demand from refuse remained strong in the second quarter.

  Gross margin for the quarter ended June 30, 2017 increased by $7.6 million compared to the same period last year driven by higher revenues, a favorable parts revenue mix, and a positive warranty adjustment.

  CWI operating income for the quarter ended June 30, 2017 was $16.3 million, a significant increase from the prior year primarily due to improvement in gross margin and lower operating expenses as a result of reduction in the R&D expenses. This is primarily due to the timing of the on-board diagnostics compliance spending that is nearing completion.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	30-Jun- 2016 [1]	30-Sep- 2016	31-Dec- 2016	31-Mar- 2017	30-Jun- 2017

Loss before Income Taxes	$3.4	$(34.4)	$(41.7)	$(13.6)	$(17.3)

Interest Expense, Net	2.7	3.1	4.3	3.4	6.3
Depreciation and Amortization	3.6	5.2	3.9	3.7	3.5
EBITDA	9.7	(26.1)	(33.5)	(6.5)	(7.5)

Stock based compensation	2.3	2.9	1.2	1.1	3.1
Unrealized foreign exchange (gain) loss	4.1	(7.1)	8.1	(1.6)	1.0
Asset impairment	—	—	2.7	—	—
Inventory impairment from product line closure	—	4.3	1.3	—	—
Bargain purchase gain	(42.9)	—	7.1	—	—
Merger and financing costs	4.5	0.4	—	—	—
Amortization of fair value inventory adjustment recorded on acquisition	0.4	1.0	—	—	—
(Gain) loss on sale of investments	6.3	(3.9)	(0.3)	—	—
Restructuring, termination and other exit costs	—	17.5	1.5	1.6	(1.6)
Other	4.1	0.2	0.9	1.3	(0.3)
Total Adjusted EBITDA	$(11.5)	$(10.8)	$(11.0)	$(4.1)	$(5.3)

[1] The merger closed on June 1, 2016 and as a result the three and six months ended June 30, 2016 include only one month of Fuel Systems' results. The other quarters included in the table above include the full quarter of Fuel Systems' results.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the quarter ended June 30, 2017, please visit wfsinc.com/investors/financial-information.

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing this presentation of financial information based on the most recent reporting structure that was implemented in the first quarter of 2017. The Company is providing this presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the quarter ended June 30, 2017, and full financials for the year ended December 31, 2016.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, August 14, 2017, at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at wfsinc.com/investors

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1581. The replay will be available until August 21, 2017. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, time for achievement of positive adjusted EBITDA and rationalization of operations and reduction of overhead expenses, future of our development programs (including those relating to the referenced HPDI program), timing for launch, delivery and completion of milestones related to the products referenced herein (including HPDI components).These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

More Information

Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com